NOV. 9. 2009 3:13PM NO. 5082 P. 1

BOWNE

Bowne of New York City
55 Water Street
New York, NY 10041
212-924-5500
212-229-3400
csd.newyork@bowne.com

FAX COVER LETTER

Job Name	Job #
To: Amanda Ravitz/Julie Rizzo	Fax # 703-813-6967
Phone:	From: Steven Siesser and Peter Ehrenberg
Date: November 9, 2009	Time:
Number of pages, plus cover sheet: 20	

Comments:

We are attaching the following pursuant to our discussion this morning:

(i) Proposed response to Comment 31.
(ii) Business Law Today article, referred to in the proposed response.
(iii) Mark-up of page 4 of the Allen + Company opinion.
(iv) In response to Comment 7, pages 85 and 86 of a printer's proof showing revised language
(v) Proposed response to Comment 7
(vi) A mark-up of the text describing the Houlihan Smith solvency opinion, marked to show changes.

We appreciate your looking at these pages. We will call you later today.

31. We note the limitation on reliance in the second sentence of the first paragraph on page 4 of the opinion. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Allen & Company's belief that shareholders cannot rely upon the opinion to support any claims against Allen & Company arising under applicable state law.

Response 31: Allen & Company respectfully informs the Staff that the language in the first paragraph on page 4 of its opinion in Annex E to Amendment No. 2 does not include language to the effect that the opinion is furnished "solely" for the benefit of or "exclusively to" the Board of Directors. The absence of such language, and the wording of the opinion of Allen & Company, is intended to be in conformity with the report of the discussions between the Task Force of the Federal Regulation of Securities Committee of the American Bar Association and the Staff in 1996, as set forth in the July/August 1996 issue of Business Law Today, in which it was stated that the Staff "will not object to financial adviser opinions that state that they are addressed to, furnished to, or for the use and benefit of the board of directors of the company . . . ." Allen & Company is also aware of Item II.D.1 of the Division of Corporation Finance's Current Issues and Rulemaking Projects outline dated November 14, 2000. Allen & Company notes that the language in its opinion does not state that stockholders can or cannot rely upon such opinion and believes that its language is not a direct or indirect disclaimer of responsibility to stockholders. Allen & Company further notes that the language in its opinion specifically states that the opinion may be used by Voyager in conjunction with any filing with the Securities and Exchange Commission related to the Transaction. However, in response to the comment, Allen & Company has revised the language to add an "except as required by law" exception as follows: "This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent, except as required by law; provided, however, that this letter may be used by the Company in conjunction with any proxy mailing to Vowel Stockholders and any filing with the Securities and Exchange Commission related to the Transaction, provided that Allen has the right to review and approve any disclosure with respect to this opinion." Please see page [__] of Annex E to Amendment No. 3.

Section task force meets with staff of the SEC

A Task Force of the Federal Regulation of Securities Committee of the Section was appointed at the fall meeting of the committee to meet with the SEC staff to discuss issues raised by recent comment letters on fairness opinions in tender offers, mergers and going-private transactions. The task force members are Chair Bruce Mann, Kenneth J. Bialkin, James H. Cheek, Joseph Armbrust Jr., Edward H. Cohen, John J. Huber, Dixie Johnson, Stanley Keller and Steven Berkenfeld.

The task force met with the Chief of the Office of Tender Offers and the Chief Counsel of the Division of Corporation Finance on Jan. 22, 1996. The following is a summary of that discussion.

Investment banking firms have attempted to deny "expert" status for purposes of Section 11(a)(4) in registration statements filed under the Securities Act. The staff position is that those firms are "experts" within the meaning of Section 7 of the Securities Act and must file a consent to be named in the registration statement. The staff will not object to statements in proxy statements, prospectuses and consents that the financial adviser does not admit that it is an expert for purposes of the act and will not require that the financial adviser be named in the "experts" section of a prospectus. However, the staff will object to any statement that the financial adviser denies or disclaims that it is an expert for purposes of Section 11.

The staff will not object to financial adviser opinions that state that they are addressed to, furnished to, or for the use and benefit of the board of directors of the company and include a statement that the opinion is not a recommendation to the shareholders with respect to the transaction. However, the staff will object to a statement in an opinion included in a proxy statement or prospectus that it is furnished "solely for the benefit of" or "exclusively to" to the board. If it is the position of the financial adviser, the staff will consider allowing the proxy statement or prospectus to indicate that the financial adviser has advised the board of directors that it does not believe that any person other than the board has the legal right under state law to rely on the opinion and, in the absence of any governing precedents, would resist any assertion otherwise by any such person.

Members of the task force and the staff agreed that many proxy statements have provided unnecessary detail with respect to the background of the proposed transaction and that the summary disclosure requirements called for require only that material events preceding the transaction be discussed. The staff would like to make this part of the document and the discussion of the basis for the financial adviser's opinion more meaningful to investors. The staff and members of the task force agreed that there is an "accretion effect" of the comment process.

In general, the staff recognized that the purpose of the section of the proxy statement that discusses the financial adviser's opinion and underlying analysis is to set forth those factors that were considered by the financial adviser and presented to the board of directors, not to provide information for the shareholders to make their own independent decision. Thus, there is no duty in the proxy statement/prospectus for the financial adviser to describe or perform analyses that were not presented to the board. However, there may be circumstances in which the discussion of the financial adviser's opinion should disclose that a particular type of analysis was not performed and explain the reason why it was not. There is no laundry list that must be included in each proxy statement as to what analyses were or were not performed and no discussion will be required of any method of analysis that is inapplicable to the proposed transaction.

With respect to disclosure of projections, the staff indicated that its position may be re-examined in light of the passage of the Private Securities Litigation Reform Act. At present, the staff will ask to review the projections supplementally, unless the target company limited its disclosure of projections to its own investment banker and did not provide them to the potential acquiring company. The staff may require that a summary of those projections be included along with the material assumptions for the projections. In a Rule 13e-3 transaction, the staff generally will insist on enhanced disclosure in summary form of all projections to which the insiders have access. A decision with respect to the amount of disclosure regarding projections will be made on a case-by-case basis taking into consideration the materiality of the projections and whether those projections are consistent with street estimates. Disclosures will generally be limited to summary form, recognizing that legitimate business reasons may exist for avoiding disclosures of the details of a projection or of the assumptions underlying such projection.

Although efforts are made to achieve consistency in comments by the various branches, differences in approach occasionally arise. If they do, or if any of the foregoing staff positions are not followed in a particular case, the staff invited counsel to call either Gregg Corso in the Office of Tender Offers, (202) 942-2920, or Martin Dunn in the Office of Chief Counsel (202) 942-2900.

BOWNE INTEGRATED TYPESETTING SYSTEM Site: (BNY) BOWNE OF NEW YORK Phone: (212)924-5500 Operator: BNY30377T Date: 9-NOV-2009 08:44:35.12
Name: PROJECT WORD TDate: 11/09/2009 06:48 (0000141)
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Queue: BNY_CPS BL/SM CUMULATIVE:24
BNY Y78307 534.00.00.00 25 X
ACE

ALLEN + COMPANY OPINION

[It is understood that this opinion is intended for the benefit and use of the Board in connection with its consideration of the Transaction. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent, except as required by law; provided, however, that this letter may be used by the Company in conjunction with any proxy mailing to Vowel Stockholders and any filing with the Securities and Exchange Commission] related to the Transaction, provided that Allen has the right to review and approve any disclosure with respect to this opinion.

This opinion does not constitute a recommendation as to what course of action the Board should pursue in connection with the Transaction, or otherwise address the merits of the underlying decision by the Company to engage in the Transaction. We do not express an opinion about the fairness of any compensation payable to any of the Company's officers, directors or employees in connection with the Transaction relative to the consideration payable to the Company's stockholders. Our opinion also does not consider the treatment of any stock options or stock appreciation rights issued pursuant to the Vowel Stock Plans.

We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. For the purposes of our opinion, we have assumed with your consent that all governmental, regulatory or other consents necessary for the consummation of the Transaction as contemplated by the Merger Agreement will be obtained without any material adverse effect on the Company.

Our opinion is limited to the fairness, from a financial point of view, of the Vowel Consideration to be received by the Vowel Stockholders in the Transaction as of the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Vowel Consideration to be received by the Vowel Stockholders in the Transaction is fair, from a financial point of view, to the Vowel Stockholders.

Very truly yours,

ALLEN & COMPANY LLC

By: /s/ Kim Wieland
Kim Wieland
Managing Director

opinion. No company or transaction used in the analyses performed by Allen & Company as a comparison is identical to Voyager or the contemplated transaction. In addition, Allen & Company may have given some analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuation resulting from any particular analysis described below should not be taken to be Allen & Company's view of the actual value of Voyager. The analyses performed by Allen & Company are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets do not purport to be appraisals or to necessarily reflect the prices at which businesses or assets may actually be sold. The analyses performed were prepared solely as part of Allen & Company's analysis of the fairness, from a financial point of view, of the merger consideration to be received by Voyager stockholders in the Voyager merger, and were provided to Voyager's board in connection with the delivery of Allen & Company's opinion.

Valuation Methods and Analyses

The following is a summary of material financial analyses performed by Allen & Company in connection with the preparation of its opinion and reviewed with Voyager's board at its meeting held on June 20, 2009 and subsequently confirmed in writing later the same day. Certain of the following summaries of financial analyses that were performed by Allen & Company include information presented in tabular format. In order to understand fully the material financial analyses that were performed by Allen & Company, the tables should be read together with the text of each summary. The tables alone do not constitute a complete description of the material financial analyses.

Valuation of the Merger Consideration. In determining the value of the consideration to be received by each Voyager stockholder in the Voyager merger, Allen & Company assumed that (i) the Voyager merger would close at approximately the end of the third quarter of 2009, (ii) Voyager stockholders would receive cash in the following amounts: $42.5 million of Voyager operating cash, the maximum amount available, $25 million in cash from the Cambium stockholder, and $15.2 million in cash from specified tax refunds received prior to the closing of the mergers, (iii) each Voyager stockholder would receive a pro rata amount of cash and Holdings common stock, and (iv) 29,874,145 shares of Voyager common stock would be outstanding immediately prior to the closing of the mergers. The amounts used by Allen & Company for the value of the specified tax refunds were based on information provided to Allen & Company by Voyager management and its tax advisors.

For purposes of determining the pro rata amount of cash to be distributed per share of Voyager common stock, Allen & Company divided each of (a) the Voyager operating cash, (b) the cash from the Cambium stockholder and (c) the cash from certain specified tax refunds received prior to the closing of the mergers, by the number of shares of Voyager common stock outstanding. Based on this calculation, Allen & Company determined that each Voyager stockholder would receive up to $2.26 in cash from the cash election, and up to $0.51 in cash at closing from the specified tax refunds received prior to the closing of the mergers. Allen & Company determined that each Voyager stockholder would receive additional cash in an amount up to $0.34 for each CVR held by the Voyager stockholder, resulting in aggregate cash consideration of up to $3.11 per share of Voyager common stock, which we refer to solely for purposes of this section of the proxy statement/ prospectus as the cash consideration.

In order to value the Holdings common stock, Allen & Company analyzed multiples of EBITDA and cash net income for comparable companies in the K-12 supplemental education sector (see "Publicly-Traded Education Comparables," below). Allen & Company believed that cash net income was a more appropriate measure to value Holdings because the EBITDA for Holdings did not take into account the cash impact of amortized curriculum costs, and Allen & Company believed that a valuation based on EBITDA would be less conservative and would have the effect of overstating the value of Holdings. The cash net income multiple range for the companies included in the K-12 supplemental education sector was from 10.7x — 34.9x. Although no company within the comparable group is directly comparable to Voyager and Holdings, Allen & Company focused on companies that sell similar products targeted at a similar market and have a similar growth profile to Voyager to determine the range of 8.0x to 14.0x, which Allen & Company believed was conservative as it was below or at the low end of the comparable company trading statistics. Allen & Company believed that it was appropriate to use a conservative range in order to avoid overstating the value of Holdings common stock in performing its analysis given the following considerations: (i) the range reflected Voyager's current cash net income trading multiples, (ii) Cambium had no trading history to rely on, and (iii) recent volatility in the equity markets indicated potential for multiple contraction. Based on its review of these various financial measures, Allen & Company applied a range of multiples between 8.0x and 14.0x to Holdings' 2009 pro forma cash net income of $17.5 million to derive an implied Holdings equity value of between approximately $140 million and $245 million. Voyager stockholders' anticipated approximate 44.5% ownership stake in Holdings equals a pro rata equity interest in Holdings of between approximately $62.2 million and $108.9 million, resulting in a pro rata price per share of Holdings common stock between $2.09 and $3.65, which we refer to solely for purposes of this section of the proxy statement/prospectus as the stock consideration.

Allen & Company then added the value of the cash consideration to the range of implied values of the stock consideration to calculate a range of implied pro rata consideration between $5.20 and $6.76 per share of Voyager common stock, which we refer to solely for purposes of this section of the proxy statement/prospectus as the merger consideration.

Fairness Analysis. In considering the fairness, from a financial point of view, of the merger consideration to be received by Voyager stockholders in the Voyager merger, Allen & Company used the publicly traded education comparables analysis; the comparable precedent transactions analysis; and the comparable company premiums analysis. In addition, Allen & Company reviewed the broad, publicly announced sales process undertaken by Voyager in 2007 and 2008. Allen & Company believed, based on the fact that Voyager undertook a broad, publicly announced auction process that made potential buyers aware of the opportunity to enter into a business transaction with Voyager and received no bids that were competitive with the merger consideration offered by Cambium, that other potential buyers were unwilling to pay a greater premium for Voyager.

Publicly-Traded Education Comparables. Allen & Company analyzed the common stock prices and market multiples of the following comparable publicly-traded education companies:

	Enterprise Value/ EBITDA(1)		Equity Value / Cash Net Income(1)	
Company	LTM	2009E	LTM	2009E
Scholastic	5.4x	5.9x	42.3x	13.6x
K12	13.0x	10.6x	31.8x	34.9x
School Specialty	6.6x	6.5x	11.3x	10.7x
Renaissance Learning	9.4x	9.9x	19.2x	20.4x
Princeton Review	9.7x	9.6x	37.7x	20.2x
Plato Learning	5.6x	7.1x	NM	NM
Scientific Learning	12.5x	9.5x	NM	NM

(1) Enterprise value and equity value were calculated as of June 19, 2009.

For this analysis, Allen & Company selected companies whose stock was publicly traded, that shared similar business characteristics with Voyager's business, and for which relevant financial information was available publicly. Specifically, Allen & Company selected publicly traded companies that operated primarily in the K-12 supplemental education sector. The selected publicly-traded education companies had enterprise values ranging from $36 million to $1.2 billion. Revenue and EBITDA for the comparable companies for the last twelve months was $47 million to $1.9 billion and $3 million to $208 million, respectively. Allen & Company noted that the implied enterprise value of Voyager, based on the merger consideration, was within the range of enterprise values for the comparable publicly-traded education companies and Voyager's financial results, including revenue and EBITDA, also fell within the range of the financial results for the comparable publicly-traded education companies. Allen & Company excluded companies that may have offered services similar to Voyager, but that also derived a large part of their revenues from businesses dissimilar to Voyager.

Publicly-Traded Education Comparables, page 84

7. *We note your response to our prior comment 22. Please advise as to where Voyager fell within the enterprise value, revenue and EBITDA calculations for the publicly-traded education companies. Additionally, please advise as to why Voyager's position within these ranges determined a net income range of 8.0x to 14.0x and why the net income range was set below and at the low end of the multiples of net income for the publicly-traded education comparable companies.*

Response 7: As discussed in this section, the selected publicly-traded education companies had enterprise values ranging from $36 million to $1.2 billion, and revenue and EBITDA for the comparable companies for the last twelve months were $47 million to $1.9 billion and $3 million to $208 million, respectively. Based on the analysis of the merger consideration as described in the "Valuation of the Merger Consideration" section of the Registration Statement, the implied enterprise value for Voyager was $94 million to $140 million, which fell within the range of enterprise values for the comparable publicly-traded education companies. Additionally, Voyager's last twelve months revenue and EBITDA of $102 million and $13 million, respectively, also fell within the range of the financial results for the comparable publicly-traded education companies. However, although Voyager's revenue, EBITDA and enterprise value fell within the range of the comparable companies, its relative size as compared to the comparable companies was not the basis for the cash net income multiple range of 8.0x – 14.0x and was therefore not considered material. Allen & Company determined that this multiple range of cash net income for the combined company was appropriate and conservative for valuation purposes based on several factors:

- Voyager's share price at the time the presentation was delivered to the board was $2.30, implying a 2009 cash net income multiple of 8.8x and an LTM multiple of 15.2x (as of March 31, 2009).
- Cambium had no trading history.
- The range of cash net income multiples for comparable companies was between 10.7x and 34.9x with a mean of 20.0x and a median of 20.2x.
- The broad equity markets demonstrated significant volatility over the past year. Given these market conditions, the multiple range reflected a potential for multiple contraction.

Based on the factors listed above, Allen & Company selected a range of 8.0x – 14.0x cash net income which was within or below the range of comparable company multiples and consistent with Voyager's standalone trading multiples. Allen & Company believed it was important to demonstrate that the transaction was fair from a financial point of view using conservative assumptions for the future trading value of Holdings. To the extent that the Holdings multiple expands beyond the determined range, it would imply additional value for Voyager shareholders.

HOULIHAN OPINION – MARKED AGAINST AMENDMENT NO. 2 LANGUAGE

Pursuant to an engagement letter dated February 26, 2009, Voyager engaged Houlihan Smith to serve as Voyager's financial advisor and to render an opinion as to whether, after and giving effect to the mergers:

- on a pro forma basis, the Fair Value and Present Fair Saleable Value (as defined in the solvency opinion and described below) of the assets of Holdings, as applicable, would exceed the sum of its respective probable liabilities, including all contingent and other liabilities (as defined in the solvency opinion and described below), on its respective existing debts as such debts become absolute and matured;
- Holdings and its subsidiaries will be able to pay their respective debts as they become due in the ordinary course of their respective businesses on a consolidated basis;
- the capital remaining in Holdings and its subsidiaries after the mergers would not be unreasonably small for the respective business in which it is engaged, as ~~Holdings~~Voyager's management has indicated it is as of the date of the opinion and ~~as Holdings' management has indicated it~~ is proposed to be conducted following the consummation of the mergers;
- the Fair Value of Holdings' assets exceeds the value of its liabilities, including all contingent and other liabilities, by an amount that is greater than its stated capital amount; and
- the sum of the assets of Holdings, as applicable, at fair value is greater than all its respective debts at fair valuation.

As background for its analysis, Houlihan Smith: (i) reviewed the merger agreement, the structure of the transaction and Cambium Learning's credit agreements; (ii) discussed with key members of Voyager management, in detail, the transaction, the pro forma historical performance and pro forma financial projections for Holdings for the years ending December 31, 2009, 2010, 2011 and 2012, respectively, provided to Houlihan Smith by Voyager's management, which we refer to as the Voyager management projections and, solely with respect to the financial projections for the year ending December 31, 2009 that are part of the Voyager management projections, we refer to as the 2009 Voyager management projections, and the status of outstanding legal claims and any potential financial liability in connection with these claims; (iii) reviewed and analyzed information relating to the historical and current operations of each of Voyager and Cambium Learning, and the future outlook for Holdings; (iv) reviewed various documents related to the organization, corporate proceedings, assets and liabilities of Voyager and Cambium Learning; (v) reviewed the status of outstanding legal claims and any potential financial liability in connection with these claims as identified by key members of Voyager's management; (vi) discussed with Voyager's legal counsel the status of outstanding legal claims and any potential financial liability in connection with these claims; and (vii) reviewed other publicly available economic, industry and company information. No limitations were imposed by Voyager on the scope of the investigation by Houlihan Smith.

For the purposes of Houlihan Smith's solvency opinion, the term (i) "Fair Value" means the amount at which the equity of Holdings would change hands between a willing buyer and a willing seller, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act with equity to both, (ii) "Present Fair Saleable Value" means the amount that may be realized if Holdings' and its subsidiaries' assets on a consolidated basis are sold as an entirety with reasonable promptness, not to exceed one year, in an arm's length transaction under present conditions for the sale of comparable business enterprises, as those conditions could be reasonably evaluated by Houlihan Smith, (iii) "Contingent and Other Liabilities" means the stated amount of those contingent liabilities identified to Houlihan Smith by officers of Holdings, and (iv) "would not be unreasonably small amount of capital for the respective businesses in which it is engaged" and "required to pay its respective probable liabilities, including all 'Contingent and Other Liabilities', on its respective existing debt, as such debts become absolute and matured" means that Holdings, as applicable, will be able to generate enough cash from operations, financing or a combination thereof to meet its respective obligations (including all Contingent and Other Liabilities) as they become due.

In arriving at its opinion, Houlihan Smith relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial, legal, tax, and other information and tax information provided by Voyager in addition to information provided by Voyager pertaining to the operations, financial liabilities, and the educational services, publishing and printing, and for-profit higher education services elements of Holdings' business discussed with or reviewed by Houlihan Smith and assumed such accuracy and completeness for purposes of rendering its opinion. In addition, Houlihan Smith did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Holdings, nor was Houlihan Smith furnished with any such evaluation or appraisal. In addition, Houlihan Smith did not attempt to confirm whether Holdings had good title to its assets. Further, Houlihan Smith relied upon the assurance of Voyager's management that they wereit was not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial information and projections utilized, Houlihan Smith assumed that such information has been reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such information provides a reasonable basis upon which it could make an analysis and form an opinion. The financialVoyager management projections were prepared by Voyager's management (although some of the data in the Voyager management projections were derived from data regarding Cambium provided to Voyager by VSS) and are not to be interpreted as projections of future performance (or "guidance") by Holdings' management.''guidance'') by Holding's management. Houlihan Smith did not use any data provided by VSS to Voyager (other than the data derived by Voyager from VSS' data) in performing its analyses, nor did Houlihan Smith interview or otherwise interact with VSS or management of Cambium Learning.

Houlihan Smith performed sensitivity analyses by using Voyager management's financial projections of revenue, operating margin, EBITDA margin, capital expenditures (as a percentage% of sales) and working capital (as a percentage% of sales) as a basis from which to derive a low case, base case and high case of values that Houlihan Smith considered as part of its opinion. Houlihan Smith utilized the Voyager management projections as the base case. Houlihan Smith derived the low case and high case values by adjusting the projections provided by Voyager's management projections upward to create the high case and downward to create the low case. Specifically, Houlihan's sensitivity analyses for developing high case projections includedconsisted of increasing base case projected revenue growth rates, operating margins and EBITDA margins, and decreasing capital expenditureexpenditures and working capital assumptions. Houlihan's sensitivity analyses for developing low case projections includedconsisted of decreasing base case projected revenue growth rates, operating margins and EBITDA margins, and increasedincreasing capital expenditureexpenditures and working capital assumptions. Based upon the revenue, operating margin and EBITDA margin adjustments, each of the low case, base case and high case scenarios were considered in the solvency analyses.

The following sets forth the base case projections provided by Voyager's management to Houlihan Smith (representing the Voyager management projections) and the low case and high case adjustments made by Houlihan Smith to develop the base case, low case, and high case models used in Houlihan Smith's solvency analysis.

Holdings ($ in thousands)				
Base Case	Year 1 (a)	Year 2	Year 3	Year 4
Revenue	$ 199,602	$ 212,971	$ 228,820	$ 244,679
Operating Margin %	3.08%	10.01%	12.86%	11.40%
EBITDA Margin %	24.40%	28.69%	30.23%	30.28%
Capital Expenditures (as a % of Sales)	4.64%	4.72%	4.62%	4.53%
Working Capital (as a % of Sales)	0.03%	0.24%	0.27%	0.25%
Low Case	Year 1	Year 2	Year 3	Year 4
Revenue	$ 189,776	$ 194,808	$ 202,483	$ 212,463
Revenue Difference	-4.92%	-8.53%	-11.57%	-13.1[illegible]%
Operating Margin %	-6.92%	0.78%	4.86%	8.90%
Operating Margin Difference	-10.00%	-9.24%	-8.00%	-2.50%
EBITDA Margin %	13.80%	19.44%	22.23%	24.78%
EBITDA Margin Difference	-10.60%	-9.25%	-8.00%	-5.50%
Capital Expenditures (as a % of Sales)	3.14%	3.2%	3.4%	3.3%
Capital Expenditures Difference	-1.50%	-1.50%	-1.22%	-1.25%
Working Capital (as a % of Sales)	-0.18%	0.10%	0.14%	0.18%
Working Capital Difference	-0.20%	-0.14%	-0.12%	-0.07%
High Case	Year 1	Year 2	Year 3	Year 4
Revenue	$ 205,642	$ 224,450	$ 245,651	$ 265,136
Revenue Difference	2.98%	5.39%	7.36%	8.36%
Operating Margin %	10.08%	16.51%	16.86%	17.40%
Operating Margin Difference	7.00%	6.50%	4.00%	6.00%
EBITDA Margin %	30.30%	35.19%	34.23%	33.28%
EBITDA Margin Difference	5.90%	6.50%	4.00%	3.00%
Capital Expenditures (as a % of Sales)	5.14%	5.2%	5.1%	5.1%
Capital Expenditures Difference	0.50%	0.50%	0.50%	0.50%
Working Capital (as a % of Sales)	0.14%	0.33%	0.34%	0.29%
Working Capital Difference	0.11%	0.08%	0.07%	0.03%

(a) Year 1, Year 2, Year 3 and Year 4 (the "Projected Period") are intended to be the four annual periods directly following the date on which Houlihan Smith delivered its solvency opinion. The Voyager management projections utilized for the years in the Projected Period are projections for each of the years ending December 31, 2009 (i.e., the 2009 Voyager management projections), 2010, 2011 and 2012, respectively.

For purposes of preparing its opinion, Houlihan Smith conducted three tests to analyze Holdings' ability to sustain the burden of debt and theHoldings' going-concern status quo: (i) the balance sheet test, (ii) the cash flow test and (iii) the capital adequacy test.

Balance Sheet Test

The balance sheet test requires an analysis of Holdings-' enterprise value as a going concern. Houlihan Smith considered the following in the balance sheet test: the extent to which assets exceed liabilities, a comparison of Holdings' total invested capital to total liabilities after the mergers, and the determination of the Present Fair Saleable Value and Fair Value of Holdings. To determine the Present Fair Saleable Value and Fair Value of Holdings, Houlihan Smith used variousthe following methodologies, including: discounted cash flow analysis and, an analysis of the trading multiples for selected, public companies and an analysis of companies involved in merger and acquisition transactions. We refer to the second method as the guideline public company method and the third method as the comparable transactions method.

The guideline public company method applies the trading multiples of publicly listed companies to the subject company to derive an indication of value. In utilizing this method, Houlihan Smith searched publicly traded companies on public exchanges and for guideline public companies in industries similar to Holdings' industry with operating structures and target customers as similar to Holdings as possible. Specifically, Houlihan Smith searched for companies within similar lines of business as Holdings and considered the following factors in selecting the guideline public companies: structure, size, growth, leverage, profitability, and turnover. All companies that met these criteria were included without exception. Houlihan Smith found 20 companies, including Voyager, that met the criteria for guideline public companies. Houlihan Smith segregated these companies into educational services, publishing and printing, and for-profit higher education services industry segmentssectors and calculated blended statistics. Houlihan Smith determined that Holdings is slightly larger than the median of the guideline public companies in terms of revenue and EBITDA and generally has higher margins than the guideline public companies. Houlihan Smith determined that the valuations derived from pro forma projected 2009 revenue and EBITDA multiples of the guideline public companies would provide the most meaningful indications of value.

The following table sets forth the 20 companies identified above, (the "Guideline Public Companies") and the ratioratios of total enterprise value to 2009 revenues and to 2009 EBITDA:

The ""Total Enterprise Value"" of a company is equal to the sum of the company's total equity and interest-bearing debt less the company's excess cash.

Company Name	Total Enterprise Value / 2009 Revenue	Total Enterprise Value / 2009 EBITDA
Educational Services:		
Voyager Learning Company	NM	NM
Plato Learning, Inc.	0.8x	5.2x
Princeton Review Inc.	1.3x	11.7x
Scientific Learning Corp.	0.7x	15.1x
K12, Inc.	1.5x	11.4x
School Specialty Inc.	0.7x	6.6x
Renaissance Learning Inc.	2.1x	NM
Mean	**1.2x**	**10.0x**
Median	**1.1x**	**11.4x**
Publishing and Printing:		
John Wiley & Sons Inc.	1.8x	9.5x
The McGraw-Hill Companies, Inc.	1.9x	7.6x
Scholastic Corporation	0.6x	6.1x
Mean	**1.4x**	**7.7x**
Median	**1.8x**	**7.6x**
For-Profit Higher Education:		
Apollo Group Inc.	2.1x	7.1x
Capella Education Co.	2.0x	9.1x
Corinthian Colleges Inc.	1.0x	7.2x
DeVry, Inc.	2.0x	10.2x
Career Education Corp.	0.8x	6.3x
American Public Education, Inc.	3.6x	12.1x
Strayer Education Inc.	5.0x	14.1x
Lincoln Educational Services Corporation	1.1x	6.6x
ITT Educational Services Inc.	2.6x	7.0x
Universal Technical Institute Inc.	0.8x	9.8x
Mean	**2.1x**	**9.0x**
Median	**2.0x**	**8.2x**
Blended Statistics:		
Mean	**1.6x**	**8.9x**
Median	**1.6x**	**9.1x**

The blended statistics were calculated as the arithmetic average of the mean and median statistics for the Educational Services, Printing and Publishing, and For-Profit Higher Education sectors.

Houlihan Smith multiplied Holdings' pro forma projected 2009 ~~forward-looking~~ revenue and EBITDA by the blended median multiples set forth above, and then added the present value of the cash taxes saved, as a result of net operating loss carry forwards, to conclude ~~a~~an indicated range of enterprise values of $277.1 million to $456.2 million ~~applying~~based upon the guideline public company method.

Next, Houlihan Smith applied the comparable transactions method to ascertain the enterprise value applied in the balance sheet test. The comparable transactions method is a market approach which required Houlihan Smith to analyze merger and acquisition transactions involving target companies operating in industries similar to Holdings. Although no two companies are exactly alike, nor are any two transactions structured exactly the same, consideration is given to the similarity in capital structure, operations, size and profitability, as well as other operating characteristics of the target companies. Therefore, Houlihan Smith searched for comparable transactions with targets comparable to Holdings based upon the following factors: structure, size, growth, leverage, profitability and turnover. All comparable transactions with targets that met these criteria were included without exception.

Houlihan Smith found 21 comparable transactions (including the 2007 acquisition of Cambium Learning) and segregated these transactions into educational services, publishing and printing, and for-profit higher education services industry ~~segments~~sectors and calculated blended statistics, as shown ~~below:~~in the following table:

~~Buyer/Investor~~	~~Seller~~	~~Implied Enterprise Value/Revenue~~	~~Implied Enterprise Value/EBITDA~~
~~Educational Services:~~			
~~Plato Learning, Inc. (NasdaqGM:TUTR)~~	~~NetSchools Corporation~~	~~9.5x~~	~~NA~~
~~Scientific Learning Corp. (NasdaqGM:SCIL)~~	~~Soliloquy Learning, Inc.~~	~~7.5x~~	~~NA~~
~~Veronis Suhler Stevenson~~	~~Cambium Learning, Inc.~~	~~2.2x~~	[illegible]
~~Bain Capital, LLC~~	~~Bright Horizons Family Solutions Inc.~~	~~1.7x~~	~~12.8x~~
~~Excelligence Learning Corp.~~	[illegible]	~~0.9x~~	~~13.5x~~
~~Questar Educational Systems, Inc.~~	~~Questar Assessment, Inc. (OTCPK:QUSA)~~	~~1.2x~~	~~5.0x~~
~~Sterling Partners; [illegible] Private Equity~~	~~Educate, Inc.~~	~~1.5x~~	[illegible]
~~Princeton Review Inc. (NasdaqGM:REVU)~~	~~Test Services, Inc.~~	~~2.6x~~	~~NA~~
~~Scientific Learning Corp. (NasdaqGM:SCIL)~~	~~Soliloquy Learning, Inc.~~	~~7.5x~~	~~NA~~
~~Knowledge Learning Corp.~~	~~Kindercare Learning Centers, Inc.~~	~~1.1x~~	~~6.4x~~

Buyer / Investor	Seller/Target	Implied Seller/Target Enterprise Value / Revenues	Implied Seller/Target Enterprise Value / EBITDA
Educational Services:			
Plato Learning Inc. (NasdaqGM:TUTR)	NetSchools Corporation	[illegible]	NA
Scientific Learning Corp. (NasdaqGM:SCIL)	Soliloquy Learning Inc.	[illegible]	NA
Veronis Suhler Stevenson	Cambium Learning Inc.	[illegible]	10.5x
Bain Capital LLC	Bright Horizons Family Solutions Inc.	1.7x	12.8x
Excelligence Learning Corp.	[illegible]	0.9x	[illegible]
Questar Educational Systems Inc.	Questar Assessment Inc. (OTCPK:QUSA)	1.2x	[illegible]
Sterling Partners; Citigroup Private Equity	Educate Inc.	[illegible]	[illegible]
Princeton Review Inc. (NasdaqGM:REVU)	Test Services Inc.	2.6x	NA
Scientific Learning Corp. (NasdaqGM:SCIL)	Soliloquy Learning Inc.	7.5x	NA
Knowledge Learning Corp.	KinderCare Learning Centers, Inc.	1.1x	6.4x
Snap-on Inc. (NYSE: SNA)	Snap-on Business Solutions, Inc.	2.5x	8.4x
	Mean	**3.6x**	**10.0x**
	Median	**2.5x**	**10.5x**
Publishing and Printing:			
John Wiley & Sons Inc. (NYSE:JW.A)	Blackwell Publishing (Holdings) Ltd.	2.3x	11.6x
Houghton Mifflin Company	Reed Elsevier plc, Harcourt US Schools Education Business	2.4x	NA
Pearson plc (LSE: PSON)	Reed Elsevier Group Plc, Harcourt Assessment, Inc. and Harcourt Education Ltd.	1.8x	NA
Boston Ventures Management, Inc.	Oakstone Publishing, LLC	1.4x	NA
Triumph Learning, LLC	Buckle Down Publishing Company	2.5x	9.9x
	Mean	**2.1x**	**10.8x**

	Median		**2.3x**	**10.8x**
For-Profit Higher Education:				
DeVry, Inc. (NYSE:DV)	U.S. Education Corporation		2.0x	11.7x
CMP Technology	Think Services, Inc.		2.0x	NA
Liberty Partners	Concorde Career Colleges Inc.		1.1x	12.2x
Capella Education Co.	Various		0.5x	3.8x
MindLeaders.com	ThirdForce plc (ISE: QPO)		0.6x	4.7x
	Mean		**1.2x**	**8.1x**
	Median		**1.1x**	**8.2x**
	Blended Statistics:			
	Mean		**2.3x**	**9.6x**
	Median		**2.0x**	**9.8x**

The blended statistics were calculated as the arithmetic average of the mean and median statistics for the Educational Services, Printing and Publishing, and For-Profit Higher Education segments.

Houlihan Smith applied the blended median enterprise value to revenue and blended median enterprise value to EBITDA multiples of the targets involved in the comparable transactions to Holdings' range of projected 2009 revenue and EBITDA values to determine an enterprise value for Holdings. Houlihan Smith then discounted the indicated enterprise values to the present and added to these values the cash taxes saved, as a result of the NOLs, to conclude aan indicated range of enterprise values of $302.0 million to $485.5 million based upon the comparable transactions method.

Houlihan Smith also considered the discounted cash flow method to ascertain the enterprise value under the balance sheet test. Houlihan Smith applied the financialVoyager management projections provided by management to determine the enterprise cash flows of Holdings over the projected period. The financialfour year Projected Period. Voyager management projections account for synergies that are anticipated to be realized over the projected periodProjected Period as a result of an aggregate of approximately $10 million per year of cost- savings related to "Other Cost of Sales", which affects gross profit margins, and "Curriculum & Evaluation" and "Selling, General & Administration" (including marketing expenses), which affect operating expense margins. . The amounts of these expected cost savings are management's estimates for achieving the strategic and operational synergies described under the caption "SUMMARY – Strategies."

Houlihan Smith determined the reasonableness of the financialVoyager management projections of Holdings by reviewing the historical performance of Voyager and Cambium Learning on a standalone basis, in addition to the past performance and expected future financial performance of the peer group of Holdings Guideline Public Companies referred to above. Generally, Voyager and Cambium Learning have historically maintained positive EBITDA as well as earnings before interest and taxes. The two companies, however, have witnessed fluctuations in profits as a result of the industry and economic environments in which each participate, and Houlihan Smith also took into account particular historical non-operating charges, such as goodwill impairment, lawsuit settlements, and embezzlement.

Houlihan Smith performed sensitivity analyses on the cash flows of Holdings by developing a high case, base

~~case, and low case for the pro forma projected cash flows.~~

Houlihan Smith performed sensitivity analyses on the cash flows of Holdings and analyzed the underlying assumptions of the Voyager management projections by considering a high case, base case, and low case scenario for Voyager's management's pro forma projected cash flows. The base case financial projections represent the Voyager management projections, which include the 2009 Voyager management projections, for Holdings. The low case financial projections adjust the base case projections downward assuming both projected revenue growth and profit margins are lower than in the base case. The high case financial projections adjust the base case financial projections upward assuming both projected revenue growth and profit margins that are higher than in the base case. Although the financial projections were prepared by Voyager's management, some of the data in the financial projections provided by Voyager's management were derived from data provided to Voyager by VSS. Such financial projections are not to be interpreted as projections of future performance (or "guidance") by Holding's management. Houlihan Smith did not use any data provided by VSS to Voyager (other than the data derived by Voyager from VSS' data) in performing its analyses, nor did Houlihan Smith interview or otherwise interact with VSS or management of Cambium Learning. The financial projections utilized for the base case and adjusted for the low case and the high case in Houlihan Smith's analysis are provided in the following table:

Holdings
Financial Projections
($ in thousands)

High Case	Year 1	Year 2	Year 3	Year 4
Total Revenues	$205,642	$224,456	$245,151	$265,136
EBITDA	$63,342	$78,981	$84,094	$88,226
Less: Income Tax (Expense) / Benefit	(1,308)	(6,093)	(7,454)	(8,985)
Gross Cash Flow	$62,034	$72,888	$76,641	$79,241
Less: Additions to Working Capital	(285)	(733)	(825)	(759)
Less: Capital Expenditures	(10,569)	(11,734)	(12,585)	(13,456)
Enterprise Net Cash Flow	$51,180	$60,421	$63,230	$65,027

Base Case	Year 1	Year 2	Year 3	Year 4
Total Revenues	$199,692	$212,921	$228,820	$249,679
EBITDA	$47,530	$61,097	$69,180	$74,079
Less: Income Tax (Expense) / Benefit			(6,211)	(5,372)
Gross Cash Flow	$47,530	$61,097	$62,969	$68,707
Less: Additions to Working Capital	(55)	(517)	(617)	(618)
Less: Capital Expenditures	(9,263)	(10,069)	(10,579)	(11,194)
Enterprise Net Cash Flow	$38,212	$50,511	$51,773	$56,895

Low Case	Year 1	Year 2	Year 3	Year 4
Total Revenues	$189,775	$194,318	$202,484	$211,463
EBITDA	$26,193	$37,867	$45,019	$52,039

Less: Income Tax (Expense) Benefit				
Gross Cash Flow	$26,193	$37,867	$45,019	$52,639
Less: Additions in Working Capital	[illegible]	(196)	(499)	(389)
Less: Capital Expenditures	[illegible]	(6,288)	(6,830)	(7,094)
Enterprise Net Cash Flow	[illegible]	$31,382	$37,689	$45,156

To calculate the enterprise value of Holdings applying the discounted cash flow method, Houlihan Smith determined the present value of Holdings' enterprise net cash flows by applying a discount rate of 13% to the enterprise net cash flows for each year in the ~~projected period~~Projected Period as well as to a terminal enterprise net cash flow value.

Houlihan Smith used a discount rate based on the weighted average cost of capital for Holdings, which was determined by Houlihan Smith by taking into consideration Holdings' targeted capital structure, the risk-free rate of return for long term United States Treasury securities, rates for the outstanding debt of Holdings, and specific industry and company risks as they relate to Holdings. Houlihan Smith used a build-up method to determine the cost of equity. The 30-year U.S. Treasury Coupon Bond yield of 4.28% was added to the equity risk premium of 5.25% (based on the 2009 Ibbotson Stocks, Bonds, Bills and Inflation Valuation Yearbook), the industry risk premium of -1.81% (based on the 2009 Ibbotson Stocks, Bonds, Bills and Inflation Valuation Yearbook), a size premium of 5.81% (based on the 2009 Ibbotson Stocks, Bonds, Bills and Inflation Valuation Yearbook) and company specific risk of 5.00% (to account for the risk of the future quality of earnings of Holdings). These items result in a cost of equity of 18.53%. Houlihan Smith assumed a cost of debt of 9.64% (based upon the weighted average interest rate of the total debt to be held by Holdings) and a tax rate of 33%, resulting in an after-tax cost of debt of 6.46%. Assuming a capital structure of 55% equity and 45% debt based upon the anticipated capital structure of Holdings, Houlihan Smith determined the weighted average cost of capital was approximately 13.0%.

~~Financial projections provided by~~ Voyager~~'s~~ management projections included projected revenue, and operating expenses~~, depreciation and capital expenditures~~ in order to calculate EBITDA. After subtracting estimated taxes using a 33% effective tax rate, depreciation was added back and capital expenditures were subtracted in order to calculate net cash flows.

To determine an indicated enterprise value based upon the discounted cash flow method, for each case, Houlihan Smith summed the present value of the net cash flows and the present value of the terminal enterprise net cash flow. To these values, Houlihan Smith applied the present value of cash taxes saved based upon a net operating loss carry forward analysis. Based upon the discounted cash flow method, Houlihan Smith concluded an indicated range of enterprise ~~value range~~values of $476.9 million to $720.5 million.

Houlihan Smith averaged the indicated enterprise values based upon the guideline public company method, comparable transaction method and discounted cash flow method, for the low, base and high case, to conclude the fair value of Holdings' enterprise value. Houlihan Smith then added back cash to the enterprise value and reduced the enterprise value by interest- bearing debt, on a pro forma basis, to determine excess capital. Given a positive value The calculation for the excess capital in each case (low, base ~~and high), as~~excess capital is shown in the table below:

Holdings
Balance Sheet Test

$ in thousands	Low Case	Base Case	High Case
Market Approach - Guideline Public Company Method	$ 277,130	$ 383,666	$ 456,226
Market Approach - Comparable Transactions Method	$ 301,996	$ [illegible]	$ 485,498
Income Approach - DCF Method	$ 476,900	$ [illegible]	$ 720,500
Average Fair Value - Enterprise	$ 352,009	$ 470,242	$ 554,075
Add: Cash[1]	4,279	4,279	4,279
Deduct: Interest Bearing Debt[1]	(166,500)	(166,500)	(166,500)
Excess Capital[2]	$ 189,788	$ 308,021	$ 391,854
Balance Sheet Test	Pass	Pass	Pass

[1] Per March 31, 2009 pro forma consolidated balance sheet, as provided by Voyager's management
[2] Excess capital indicates solvent; a deficit would indicate insolvent

The balance sheet test is passed if a company has excess or positive capital after adding back cash and deducting interest bearing debt from a company's enterprise value. As part of its preliminary conclusions, Houlihan Smith determined, assuming that the mergers will be completed as proposed, on a pro forma basis, after and giving effect to the mergers, that Holdings passed the balance sheet test. because the balance sheet test concluded a positive value for the excess capital in each case (low, base and high) analyzed.

Capital Adequacy and Cash Flow Tests

Houlihan Smith ~~used~~utilized a "capital adequacy test" to determine whether, on a pro forma basis, after and giving effect to the mergers, Holdings would have an unreasonably small amount of capital for the business in which it is engaged. The capital adequacy test examines whether as of the date of Houlihan Smith's opinion, immediately after and giving effect to the completion of the mergers, Holdings has sufficient capital to continue normal business operations. This test is often combined with the cash flow test by assuming reasonable business fluctuations from the base case scenario. As part of this analysis, Houlihan Smith considered the following: (i) the extent to which assets exceed liabilities and whether there is sufficient margin to provide an adequate equity cushion; and (ii) the adequacy of Holdings' capital to provide a safety margin to protect against unplanned asset sales, operational changes or debt restructuring.

The capital adequacy test involved the preparation of cash flow projections for Holdings and an analysis of the debt capacity of Holdings to estimate projected sources of capital to operate its business and an analysis of future capital needs of Holdings. As part of the capital adequacy test, Houlihan Smith compared the future sources of capital to Holdings to the future needs of capital of Holdings. Houlihan Smith also considered the adequacy of Holdings' capital to provide a safety margin (as defined below) to protect against unplanned asset sales, operational changes or debt restructuring.

Houlihan Smith conducted a "cash flow test" to determine whether, on a pro forma basis, after and giving effect to the mergers, Holdings would be able to pay its respective liabilities as they become due. As part of the cash flow test, Houlihan Smith relied upon Voyager's management prepared cash flow projections of the repayment of principal by Holdings and analyzed the ability of Holdings to produce free cash flow to meet its respective liabilities. The cash flow test involved a multi-step analysis of Holdings' financial projections~~,~~ consisting of the following: (i) an examination of the consistency of the projections with the historical performance of both Voyager and Cambium Learning along with any proposed synergies, current operational and marketing strategies, and the expected operating cost structure and capital structure of Holdings; (ii) a test of the sensitivity of the projections to changes in key variables, including, but not limited to, revenue growth, EBITDA margins, and operating margins; and (iii) a test of the impact on Holdings' cash flow resulting from possible violations of certain debt covenants. In testing cash flows, Houlihan Smith performed ~~an extensive~~a sensitivity analysis (described below) to determine the "safety margin" available to deal with unexpected downturns in Holdings' ability to generate operating cash flows. The "safety margin" indicated by both the cash flow and capital adequacy test represents an estimate of the ending cash of Holdings over the Projected Period. Ending cash is equal to beginning cash plus available operating cash flow less scheduled principal repayments of debt.

Houlihan Smith performed cash flow and capital adequacy tests, and adjusted the projections downward in ~~Houlihan Smith's~~its sensitivity analyses to test Holdings' ability to meet ~~Holdings'~~its debt obligations as they mature. The tests ~~were~~as applied to the base and low cases (which represent the base and low cases set forth on pages [193] and [194]) are as follows:

Holdings
Cash Flow & Capital Adequacy Test – Low Case

	Year 1	Year 2	Year 3	Year 4
Cash Flow From Operations:				
EBITDA	$ [illegible]	$ 37,367	$ [illegible]	$ 53,629
Cash Taxes				
Cash Interest Expense	(15,085)	(15,269)	(15,189)	(13,520)
Change in Working Capital	[illegible]	(496)	(299)	(382)
Operating Cash Flow	10,838	22,402	29,330	36,750
Capital Expenditures	(5,958)	(6,288)	(6,830)	(7,164)
Operating Cash Flow Available for Principal Repayment	$ 4,880	$ 16,114	$ 22,500	$ 29,666
Cash Flow From Financing:				
Scheduled Principal Repayments	(2,445)	(2,404)	(2,317)	(2,372)
Net Cash Flow	2,435	13,709	20,183	27,294
Beginning Cash	4,279	6,714	20,423	40,606
Ending Cash	$ 6,714	$ 20,423	$ 40,606	$ 67,900

Holdings
Cash Flow & Capital Adequacy Test – Base Case

Cash Flow From Operations:	Year 1	Year 2	Year 3	Year 4
EBITDA	$ 47,338	$ 61,493	$ 69,180	$ 74,078
Cash Taxes	—	—	(1,210)	(5,372)
Cash Interest Expense	(15,838)	(15,769)	(15,389)	(15,520)
Change in Working Capital	(210)	(510)	(617)	(618)
Operating Cash Flow	31,790	45,311	51,963	52,569
Capital Expenditures	(9,265)	(10,069)	(10,579)	(11,194)
Operating Cash Flow Available for Principal Repayment	$ 22,525	$ 35,242	$ 41,384	$ 41,375
Cash Flow From Financing:				
Scheduled Principal Repayments	(2,445)	(2,404)	(2,317)	(2,372)
Net Cash Flow	20,080	32,838	39,066	39,002
Beginning Cash	4,279	24,359	57,196	96,263
Ending Cash	$ 24,359	$ 57,196	$ 96,263	$ 135,265

Houlihan Smith concluded from these tests that Holdings has the ability to meet its debt obligations as they mature.

As part of both the cash flow and capital adequacy tests, Houlihan Smith conducted a sensitivity analysis on certain debt covenants. Specifically, Houlihan Smith evaluated the impact on Holdings' cash flow resulting from possible violations of certain debt covenants. Houlihan Smith performed sensitivity analyses to the pro forma cash flow projections of Holdings to determine if Holdings would meet requirements of an EBITDA test and leverage ratio test as required by the credit agreements. The sensitivity analyses illustrate that in both the base case and the low case, certain covenants are anticipated to be met. Houlihan Smith noted that, pursuant to the credit agreements, EBITDA for Holdings must meet a minimum value of $25 million on a consolidated basis. As indicated by the low case and base case, Holdings is anticipated to meet the EBITDA requirements of the debt covenants. Houlihan Smith also noted that, pursuant to the credit agreements, a maximum leverage ratio ranging between 6.5 and 4.0 is required to be maintained for 2009 and beyond. Both the low case and base case indicate that Holdings is anticipated to meet the leverage ratio requirements of the debt covenants.

As part of its opinion, Houlihan Smith determined, on a pro forma basis, after and giving effect to the mergers, that Holdings passed the capital adequacy and cash flow tests.

Houlihan Smith employed several analytical methodologies and applied its own experience and judgment in its analysis to arrive at its conclusions as to the solvency of Holdings on a post-transaction basis. On June 20, 2009, Houlihan Smith delivered its oral opinion to Voyager's board of directors, and subsequently confirmed in writing, to the effect that, as of the date of its opinion, assuming that the mergers will be consummated as proposed, on a pro forma basis, after and giving effect to the mergers:

- On a pro forma basis, the Fair Value and Present Fair Saleable Value of the assets of Holdings, as applicable, would exceed the sum of its respective probable liabilities, including all Contingent and Other Liabilities, on its respective existing debts as such debts become absolute and matured, following the consummation of the mergers;

- Holdings and its subsidiaries will be able to pay their respective debts as they become due in the ordinary course of their respective businesses on a consolidated basis;
- The capital remaining in Holdings and its subsidiaries after the mergers would not be unreasonably small for the respective business in which it is engaged, as Holdings' management has indicated it is as of the date of the opinion and ~~as Holdings' management has indicated it~~ is proposed to be conducted following the consummation of the mergers;
- The Fair Value of Holdings' assets exceeds the value of its liabilities, including all Contingent and other liabilities, by an amount that is greater than its stated capital amount; and
- The sum of the assets of Holdings, as applicable, at fair value is greater than all its respective debts at fair valuation.

This summary of Houlihan Smith's written opinion is qualified in its entirety by reference to the full text of Houlihan Smith's written opinion, dated June 20, 2009, attached as Annex F to this proxy statement/prospectus. You are urged to, and should, read Houlihan Smith's written opinion carefully and in its entirety. Houlihan Smith's written opinion addresses only the solvency of Holdings on a post-transaction basis. The opinion of Houlihan Smith was provided for the information and assistance of Voyager's board in connection with its consideration of the Voyager merger and the merger agreement and does not constitute a recommendation to any Voyager stockholder as to how to vote or act on the proposed transaction or any other matter to be considered at the Voyager special meeting. The Houlihan Smith opinion and presentation to the Voyager board was one of many factors that the Voyager board took into consideration in making its determination to approve the Voyager merger.

Houlihan Smith is an investment banking firm that, as part of its investment banking business, regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, private placements, and for other purposes. Voyager's board of directors determined to use the services of Houlihan Smith because it is a recognized investment banking firm that has substantial experience in similar matters. Pursuant to the terms of Houlihan Smith's engagement letter, Houlihan Smith received a cash fee of $90,000 that is not contingent upon the completion of the proposed mergers. In addition, Voyager agreed to indemnify Houlihan Smith, and any of its employees, agents, officers, directors, shareholders or any other person who controls Houlihan Smith from and against any and all losses, claims, damages and liabilities related to or arising out of the mergers or Houlihan Smith's performance of services under the engagement letter. Houlihan Smith does not beneficially own any interest in Voyager, Cambium Learning or Holdings and has not provided any such company with any other services.